UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                           Creative BioMolecules, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    225270107
                                 (CUSIP Number)

Alan Patricof                         Lawrence G. Goodman, Esq.
Patricof & Co. Ventures, Inc.         Shereff, Friedman, Hoffman & Goodman, LLP
445 Park Avenue                       919 Third Avenue
New York, New York  10022             New York, New York 10022
(212) 753-6300                        (212) 758-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 5, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------                        --------------------------
|CUSIP No. 225270107   |                        |Page  2  of  18  Pages  |
-------------------------                        --------------------------

-----------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                               |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      |
|  |    Patricof & Co. Ventures, Inc.                                       |
-----------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|   |
|  |                                                              (b) |_|   |
-----------------------------------------------------------------------------
|3 | SEC USE ONLY                                                           |
|  |                                                                        |
-----------------------------------------------------------------------------
|4 | SOURCE OF FUNDS*                                                       |
|  | AF                                                                     |
 ----------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_|   |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                         |
|  |                                                                        |
-----------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|  | New York                                                               |
-----------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                      |
|  NUMBER OF    |  |     197,785                                            |
|   SHARES      -------------------------------------------------------------
|BENEFICIALLY   |8 | SHARED VOTING POWER                                    |
|OWNED BY EACH  |  |     0                                                  |
|  REPORTING    -------------------------------------------------------------
| PERSON WITH   |9 | SOLE DISPOSITIVE POWER                                 |
|               |  |     197,785                                            |
|               -------------------------------------------------------------
|               |10| SHARED DISPOSITIVE POWER                               |
|               |  |     0                                                  |

-----------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           |
|  |                     197,785                                            |
-----------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_|   |
|  | CERTAIN SHARES*                                                        |
|  |                            N/A                                         |
-----------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     |
|  |                       0.6%                                             |
-----------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON*                                              |
|  |                     CO                                                 |
-----------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of __


                                SCHEDULE 13D
-------------------------                        --------------------------
|CUSIP No. 225270107   |                        |Page  3  of  18  Pages  |
-------------------------                        --------------------------

-----------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                               |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      |
|  |    Apax Partners & Co. Ventures Limited                                |
-----------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|   |
|  |                                                              (b) |_|   |
-----------------------------------------------------------------------------
|3 | SEC USE ONLY                                                           |
|  |                                                                        |
-----------------------------------------------------------------------------
|4 | SOURCE OF FUNDS*                                                       |
|  | AF                                                                     |
 ----------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_|   |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                         |
|  |                                                                        |
-----------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|  | Great Britain                                                          |
-----------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                      |
|  NUMBER OF    |  |     3,060,856                                          |
|   SHARES      -------------------------------------------------------------
|BENEFICIALLY   |8 | SHARED VOTING POWER                                    |
|OWNED BY EACH  |  |     0                                                  |
|  REPORTING    -------------------------------------------------------------
| PERSON WITH   |9 | SOLE DISPOSITIVE POWER                                 |
|               |  |     3,060,856                                          |
|               -------------------------------------------------------------
|               |10| SHARED DISPOSITIVE POWER                               |
|               |  |     0                                                  |

-----------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           |
|  |                     3,060,856                                          |
-----------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_|   |
|  | CERTAIN SHARES*                                                        |
|  |                         N/A                                            |
-----------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     |
|  |                     9.8%                                               |
-----------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON*                                              |
|  |                     CO                                                 |
-----------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of

                                  SCHEDULE 13D

-------------------------                        --------------------------
|CUSIP No. 225270107   |                        |Page  4  of  18  Pages  |
-------------------------                        --------------------------

-----------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                               |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      |
|  |    Apax Venture Capital Managers (Jersey) Limited                      |
-----------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|   |
|  |                                                              (b) |_|   |
-----------------------------------------------------------------------------
|3 | SEC USE ONLY                                                           |
|  |                                                                        |
-----------------------------------------------------------------------------
|4 | SOURCE OF FUNDS*                                                       |
|  | AF                                                                     |
 ----------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_|   |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                         |
|  |                                                                        |
-----------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|  | Jersey, Channel Islands                                                |
-----------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                      |
|  NUMBER OF    |  |    764,994                                             |
|   SHARES      -------------------------------------------------------------
|BENEFICIALLY   |8 | SHARED VOTING POWER                                    |
|OWNED BY EACH  |  |     0                                                  |
|  REPORTING    -------------------------------------------------------------
| PERSON WITH   |9 | SOLE DISPOSITIVE POWER                                 |
|               |  |    764,994                                             |
|               -------------------------------------------------------------
|               |10| SHARED DISPOSITIVE POWER                               |
|               |  |     0                                                  |

-----------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           |
|  |                    764,994                                             |
-----------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_|   |
|  | CERTAIN SHARES*                                                        |
|  |                           N/A                                          |
-----------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     |
|  |                     2.5%                                               |
-----------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON*                                              |
|  |                     CO                                                 |
-----------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of


                                SCHEDULE 13D
-------------------------                        --------------------------
|CUSIP No. 225270107   |                        |Page   5 of  18  Pages  |
-------------------------                        --------------------------

-----------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                               |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      |
|  |    Ronald Cohen                                                        |
-----------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|   |
|  |                                                              (b) |_|   |
-----------------------------------------------------------------------------
|3 | SEC USE ONLY                                                           |
|  |                                                                        |
-----------------------------------------------------------------------------
|4 | SOURCE OF FUNDS*                                                       |
|  | PF, AF                                                                 |
 ----------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_|   |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                         |
|  |                                                                        |
-----------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|  | Great Britain                                                          |
-----------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                      |
|  NUMBER OF    |  |     24,178                                             |
|   SHARES      -------------------------------------------------------------
|BENEFICIALLY   |8 | SHARED VOTING POWER                                    |
|OWNED BY EACH  |  |     3,102,106                                          |
|  REPORTING    -------------------------------------------------------------
| PERSON WITH   |9 | SOLE DISPOSITIVE POWER                                 |
|               |  |     24,178                                             |
|               -------------------------------------------------------------
|               |10| SHARED DISPOSITIVE POWER                               |
|               |  |     3,102,106                                          |

-----------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           |
|  |                  3,126,284                                             |
-----------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_|   |
|  | CERTAIN SHARES*                                                        |
|  |                           N/A                                          |
-----------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     |
|  |                    10.0%                                               |
-----------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON*                                              |
|  |                     IN                                                 |
-----------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of


                               SCHEDULE 13D
-------------------------                        --------------------------
|CUSIP No. 225270107   |                        |Page  6  of  18  Pages  |
-------------------------                        --------------------------

-----------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                               |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      |
|  |    Arthur Hale                                                         |
-----------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|   |
|  |                                                              (b) |_|   |
-----------------------------------------------------------------------------
|3 | SEC USE ONLY                                                           |
|  |                                                                        |
-----------------------------------------------------------------------------
|4 | SOURCE OF FUNDS*                                                       |
|  | PF                                                                     |
 ----------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_|   |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                         |
|  |                                                                        |
-----------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|  | Great Britain                                                          |
-----------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                      |
|  NUMBER OF    |  |    114,561                                             |
|   SHARES      -------------------------------------------------------------
|BENEFICIALLY   |8 | SHARED VOTING POWER                                    |
|OWNED BY EACH  |  |     11,900                                             |
|  REPORTING    -------------------------------------------------------------
| PERSON WITH   |9 | SOLE DISPOSITIVE POWER                                 |
|               |  |    114,561                                             |
|               -------------------------------------------------------------
|               |10| SHARED DISPOSITIVE POWER                               |
|               |  |     11,900                                             |

-----------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           |
|  |                    126,461                                             |
-----------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_|   |
|  | CERTAIN SHARES*                                                        |
|  |                           N/A                                          |
-----------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     |
|  |                     0.4%                                               |
-----------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON*                                              |
|  |                     IN                                                 |
-----------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of

                                  SCHEDULE 13D

-------------------------                        --------------------------
|CUSIP No. 225270107   |                        |Page  7  of  18  Pages  |
-------------------------                        --------------------------

-----------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                               |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      |
|  |    Apax Partners & Cie Gestion                                         |
-----------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|   |
|  |                                                              (b) |_|   |
-----------------------------------------------------------------------------
|3 | SEC USE ONLY                                                           |
|  |                                                                        |
-----------------------------------------------------------------------------
|4 | SOURCE OF FUNDS*                                                       |
|  | AF                                                                     |
 ----------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_|   |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                         |
|  |                                                                        |
-----------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|  | France                                                                 |
-----------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                      |
|  NUMBER OF    |  |    428,900                                             |
|   SHARES      -------------------------------------------------------------
|BENEFICIALLY   |8 | SHARED VOTING POWER                                    |
|OWNED BY EACH  |  |     0                                                  |
|  REPORTING    -------------------------------------------------------------
| PERSON WITH   |9 | SOLE DISPOSITIVE POWER                                 |
|               |  |    428,900                                             |
|               -------------------------------------------------------------
|               |10| SHARED DISPOSITIVE POWER                               |
|               |  |     0                                                  |

-----------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           |
|  |                    428,900                                             |
-----------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_|   |
|  | CERTAIN SHARES*                                                        |
|  |                           N/A                                          |
-----------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     |
|  |                     1.4%                                               |
-----------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON*                                              |
|  |                     CO                                                 |
-----------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of

                                  SCHEDULE 13D

-------------------------                        --------------------------
|CUSIP No. 225270107   |                        |Page  8  of  18  Pages  |
-------------------------                        --------------------------

-----------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                               |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      |
|  |    Maurice Tchenio                                                     |
-----------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|   |
|  |                                                              (b) |_|   |
-----------------------------------------------------------------------------
|3 | SEC USE ONLY                                                           |
|  |                                                                        |
-----------------------------------------------------------------------------
|4 | SOURCE OF FUNDS*                                                       |
|  | AF                                                                     |
 ----------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_|   |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                         |
|  |                                                                        |
-----------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|  | France                                                                 |
-----------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                      |
|  NUMBER OF    |  |     57,815                                             |
|   SHARES      -------------------------------------------------------------
|BENEFICIALLY   |8 | SHARED VOTING POWER                                    |
|OWNED BY EACH  |  |    428,900                                             |
|  REPORTING    -------------------------------------------------------------
| PERSON WITH   |9 | SOLE DISPOSITIVE POWER                                 |
|               |  |     57,815                                             |
|               -------------------------------------------------------------
|               |10| SHARED DISPOSITIVE POWER                               |
|               |  |    428,900                                             |

-----------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           |
|  |                    486,715                                             |
-----------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_|   |
|  | CERTAIN SHARES*                                                        |
|  |            N/A                                                         |
-----------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     |
|  |                     1.6%                                               |
-----------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON*                                              |
|  |                     IN                                                 |
-----------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of

                                  SCHEDULE 13D

-------------------------                        --------------------------
|CUSIP No. 225270107   |                        |Page  9  of  18  Pages  |
-------------------------                        --------------------------

-----------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                               |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      |
|  |    Alan Patricof                                                       |
-----------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|   |
|  |                                                              (b) |_|   |
-----------------------------------------------------------------------------
|3 | SEC USE ONLY                                                           |
|  |                                                                        |
-----------------------------------------------------------------------------
|4 | SOURCE OF FUNDS*                                                       |
|  | PF, AF                                                                 |
 ----------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_|   |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                         |
|  |                                                                        |
-----------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|  | United States                                                          |
-----------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                      |
|  NUMBER OF    |  |     45,878                                             |
|   SHARES      -------------------------------------------------------------
|BENEFICIALLY   |8 | SHARED VOTING POWER                                    |
|OWNED BY EACH  |  |   4,452,535                                            |
|  REPORTING    -------------------------------------------------------------
| PERSON WITH   |9 | SOLE DISPOSITIVE POWER                                 |
|               |  |   45,878                                               |
|               -------------------------------------------------------------
|               |10| SHARED DISPOSITIVE POWER                               |
|               |  |     4,452,535                                          |

-----------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           |
|  |                   4,498,413                                            |
-----------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_|   |
|  | CERTAIN SHARES*                                                        |
|  |                            N/A                                         |
-----------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     |
|  |                     14.4%                                              |
-----------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON*                                              |
|  |                     IN                                                 |
-----------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of

                                 Amendment No. 8
                                       to
                                  Schedule 13D
                           Creative BioMolecules, Inc.

Item 1. Security and Issuer.

                  This Amendment No. 8 to the Statement on Schedule 13D amends and restates the Statement on Schedule 13D filed May 21, 1993 by Patricof & Co. Ventures, Inc., Apax Partners & Co. Ventures Limited, Apax Partners & Cie Gestion and Apax Venture Capital Managers (Jersey) Limited, (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D filed June 2, 1993 by Patricof & Co. Ventures, Inc., Apax Partners & Co. Ventures Limited, Apax Partners & Cie Gestion, Apax Venture Capital Managers (Jersey) Limited and APA Partners (collectively, the "Filing Entities"), Amendment No. 2 to the Schedule 13D filed July 10, 1993 by the Filing Entities, Amendment No. 3 to the Schedule 13D filed September 14, 1993 by the Filing Entities, Amendment No. 4 to the Schedule 13D filed September 29, 1993 by the Filing Entities, Amendment No. 5 to the Schedule 13D filed September 1, 1994 by the Filing Entities, the Statement on Schedule 13D filed August 9, 1994 by Apax Partners & Co. Ventures Limited, Apax Venture Capital Managers (Jersey) Limited, Ronald Cohen, Arthur Hale, Apax Partners & Cie Gestion and Maurice Tchenio (collectively, the "Foreign Filing Entities"), Amendment No. 6 to the Schedule 13D filed January 26, 1995 by the Filing Entities and the Foreign Filing Entities and Amendment No. 7 to the Schedule 13D filed February 26, 1996 by the Filing Entities and the Foreign Filing Entities relating to the common stock, par value $.01 (the "Common Stock"), of Creative BioMolecules, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 35 South Street, Hopkinton, Mass. 01748. Capitalized terms used herein and not defined herein have the meanings assigned thereto in the Schedule 13D.

Item 2. Identity and Background.

                  (a), (b), (c) and (f). This statement is being filed by Patricof & Co. Ventures, Inc. ("Patricof"), Apax Partners & Co. Ventures Limited ("Apax"), Apax Venture Capital Managers (Jersey) Limited ("Apax Jersey"), Ronald Cohen, Arthur Hale, Apax Partners & Cie Gestion ("Apax Gestion"), Maurice Tchenio and Alan Patricof. Patricof, Apax, Apax Jersey, Ronald Cohen, Arthur Hale, Apax Gestion, Maurice Tchenio and Alan Patricof are sometimes referred to collectively herein as the "Reporting Persons." In addition, Patricia Cloherty, George Jenkins, Janet Effland and Robert Chefitz are sometimes referred to collectively herein as the "Covered Persons."

                  Set forth below is certain information concerning the Reporting Persons:

   Name                                  Business Address           Citizenship
   ----                                  ----------------           -----------


   Patricof & Co. Ventures, Inc.         445 Park Avenue            New York
                                         11th Floor
                                         New York, New York 10022

   Apax Partners & Co. Ventures Limited  15 Portland Place          Great Britain
                                         London W1N 3AA
                                         England

   Apax Venture Capital Managers         23/25 Broad Street         Jersey, Channel Islands
   (Jersey) Limited                      St. Helier, Jersey
                                         Channel Islands

   Apax Partners & Cie Gestion           45 Avenue Kleber           France
                                         Paris, France 75116



                  Patricof is a corporation organized in New York and is the investment advisor to APA Excelsior Venture Capital Holdings (Jersey), Ltd. ("Excelsior Jersey"), which was organized in Jersey, Channel Islands to make venture capital investments.

                  Apax is a corporation organized in Great Britain and is the general partner of Apax Ventures III ("Ventures III") and APAX Ventures IV ("Ventures IV"), Great Britain limited partnerships organized to make venture capital investments, and the managing general partner of Apax Ventures III International Partners, L.P. ("Ventures III International") and APAX Ventures IV International Partners, L.P. ("Ventures IV International"), Delaware limited partnerships organized to make venture capital investments.

                  Apax Jersey is a corporation organized in Jersey, Channel Islands, and is the manager of Apax Ventures II, Ltd. ("Ventures II"), which was organized in Jersey, Channel Islands to make venture capital investments.

                  Ronald Cohen's principal occupation is Chairman of the Board of Apax and his business address is 15 Portland Place, London W1N 3AA, England. Mr. Cohen is a citizen of Great Britain. Mr. Cohen and members of his family are the beneficiary's of Helliot Trust, a trust organized in Jersey, Channel Islands ("Helliot") and Mr. Cohen is a trustee of Apax Partners Pension Trust, a trust organized in Great Britain ("APPT"). Helliot is the sole stockholder of Helliot Ltd., a corporation organized in Jersey, Channel Islands.

                  Arthur Hale's principal occupation is director of Apax and his business address is 15 Portland Place, London W1N 3AA, England. Mr. Hale is a citizen of Great Britain. Mr. Hale is a member of the board of directors of the Company.

                  Apax Gestion is a corporation organized in France and is the manager of Apax Capital Risque II(A)("CRIIA") and Apax Capital Risque II(C)("CRIIC"), each of which is a commingled investment fund formed under French law to make venture capital investments.

                  Maurice Tchenio's principal occupation is Chairman of the Board of Apax Gestion and his business address is 45 Avenue Kleber, Paris, France 75116. Mr. Tchenio is also the Chairman of the Board and a principal stockholder of Apax Partners & Cie SNC (a limited company) ("APCS") formed in France.

                  Alan Patricof's principal occupation is Chairman of the Board and Chief Executive Officer of Patricof and his business address is 445 Park Avenue, New York, New York 10022. Mr. Patricof is a director of Apax, Apax Jersey and Apax Gestion.

                  See Item 5 for information regarding ownership of Common
Stock.

                  The executive officers and directors of Patricof are listed below. All of such persons are citizens of the United States unless otherwise indicated.

               Name                          Business Address            Position
               ----                          ----------------            --------

          Alan Patricof                     445 Park Avenue              Chairman of the Board, Chief
                                            11th Floor                   Executive Officer and Director
                                            New York, New York 10022

          Maurice Tchenio                   45 Avenue Kleber             Vice Chairman of the Board and
          (citizen of France)               Paris, France 75116          Director

          Ronald Cohen                      15 Portland Place            Vice Chairman of the Board and
          (citizen of Great Britain)        London, W1N 3AA  England     Director

          Patricia Cloherty                 445 Park Avenue              President
                                            11th Floor
                                            New York, New York 10022

          Arthur Burach                     445 Park Avenue              Vice President - Finance
                                            11th Floor
                                            New York, New York 10022

          George Jenkins                    445 Park Avenue              Vice President
                                            11th Floor
                                            New York, New York 10022

   Name                                  Business Address           Citizenship
   ----                                  ----------------           -----------

          Janet Effland                     445 Park Avenue              Vice President
                                            11th Floor
                                            New York, New York 10022

          Robert Chefitz                    445 Park Avenue              Vice President
                                            11th Floor
                                            New York, New York 10022

                  The executive officers and directors of Apax are listed below. All of such persons are citizens of Great Britain unless otherwise indicated.

            Name                             Business Address                     Position
            ----                             ----------------                     --------

          Ronald Cohen                      15 Portland Place                     Chairman of the Board
                                            London, W1N 3AA  England

          Adrian Beecroft                   15 Portland Place                     Director
                                            London, W1N 3AA  England

          Peter Englander                   15 Portland Place                     Director
                                            London, W1N 3AA  England

          Arthur Hale                       15 Portland Place                     Director
                                            London, W1N 3AA  England

          Barbara Manfrey                   15 Portland Place                     Director
          (citizen of United States)        London, W1N 3AA  England

          John McMonigall                   15 Portland Place                     Director
                                            London, W1N 3AA  England

          Andrew Barrett                    15 Portland Place                     Director
                                            London, W1N 3AA  England

          Alan Patricof                     445 Park Avenue                       Director
          (citizen of United States)        11th Floor
                                            New York, New York  10022

          Clive Sherling                    15 Portland Place                     Director
                                            London, W1N 3AA  England

          Peter Skinner                     15 Portland Place                     Director

                                            London, W1N 3AA  England

            Name                             Business Address                     Position
            ----                             ----------------                     --------
          Maurice Tchenio                   45 Avenue Kleber                      Director
          (citizen of France)               Paris, France  75116

          Jeffrey Wilkinson                 15 Portland Place                     Director
                                            London, W1N 3AA  England

          Rhys Williams                     15 Portland Place                     Director
          (citizen of Canada and            London, W1N 3AA  England
            Great Britain)

          Michael Cohen                     15 Portland Place                     Secretary
                                            London, W1N 3AA  England

                  The executive officers and directors of Apax Jersey are listed below.

            Name                            Business Address                     Position
            ----                            ----------------                     --------

          Alan Patricof                    445 Park Avenue                        Director
          (citizen of United States)       11th Floor
                                           New York, New York  10022

          Maurice Tchenio                  45 Avenue Kleber                       Director
          (citizen of France)              Paris, France  75116

          Ian Strang                       St. James' House                       Director
          (citizen of Great Britain)       New St. James' Place
                                           St. Helier, Jersey, Channel
                                             Islands

          Michael Voisin                   St. James' House                       Director
          (citizen of Great Britain)       New St. James' Place
                                           St. Helier, Jersey, Channel
                                             Islands


                  The executive officers and directors of Apax Gestion are listed below. All of such persons are citizens of France unless otherwise indicated.

               Name            Business Address       Position
               ----            ----------------       --------
          Maurice Tchenio      45 Avenue Kleber       Chairman of the Board and
                               Paris, France  75116   Director

               Name                       Business Address        Position
               ----                      ----------------         --------
          Ronald Cohen                  15 Portland Place         Director
          (citizen of Great Britain)    London W1N 3AA England

          Alan Patricof                 445 Park Avenue           Director
          (citizen of United States)    11th Floor
                                        New York, New York  10022

                  (d) and (e). During the past five years, none of the Reporting Persons or the other persons listed above has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

                  The funds used to purchase Common Stock by Mr. Patricof were provided from the personal funds of Mr. Patricof. The funds used to purchase Common Stock by Excelsior Jersey, APCS, CRIIA and CRIIC were provided from the respective corporate funds of Excelsior Jersey, APCS, CRIIA and CRIIC. The funds used to purchase Common Stock by Helliot Ltd. and APPT were provided from the respective trust funds of such entities. The funds used to purchase Common Stock by Ventures III, Ventures III International, Ventures IV and Ventures IV International were provided from the respective partnership funds of Ventures III, Ventures III International, Ventures IV and Ventures IV International. The funds used to purchase Common Stock by the Covered Persons were provided from the personal funds of such Covered Persons.

Item 4. Purpose of Transaction.


                  Each of the entities managed or advised by the Reporting Persons and each of the Reporting Persons acquired its respective shares of Common Stock for investment purposes. Each of such persons may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Company by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

                  Except for the foregoing and as disclosed below, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5. Interest in Securities of Issuer.

                  Except as specifically provided for herein, each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock beneficially owned by any of the other Reporting Persons.

                  Patricof may be deemed to be the beneficial owner of 197,785 shares of Common Stock owned by Excelsior Jersey, which shares represent approximately 0.6% of the issued and outstanding Common Stock. Patricof is the investment advisor to Excelsior Jersey and, as such, may be deemed to have sole voting and dispositive power with respect to 197,785 shares of Common Stock.

                  Apax may be deemed to be the beneficial owner of 778,498 shares of Common Stock owned by Ventures III, which shares represent approximately 2.5% of the issued and outstanding shares of Common Stock, 954,060 shares of Common Stock owned by Ventures III International, which shares represent approximately 3.1% of the issued and outstanding shares of Common Stock, 487,206 shares of Common Stock owned by Ventures IV, which shares represent approximately 1.6% of the issued and outstanding Common Stock and 841,092 shares of Common Stock owned by Ventures IV International, which shares represent approximately 2.7% of the issued and outstanding shares of Common Stock. Apax is the managing general partner of Ventures III International and Ventures IV International and the general partner of Ventures III and Ventures IV and, as such, may be deemed to have sole voting and dispositive power with respect to 3,060,856 shares of Common Stock.

                  Apax Jersey may be deemed to be the beneficial owner of 764,994 shares of Common Stock owned by Ventures II, which shares represent approximately 2.5% of the issued and outstanding Common Stock. Apax Jersey is the manager of Ventures II and, as such, may be deemed to have sole voting and dispositive power with respect to 764,994 shares of Common Stock.


                  Ronald Cohen may be deemed to be the beneficial owner of 778,498 shares of Common Stock owned by Ventures III, 954,060 shares of Common Stock owned by Ventures III International, 487,206 shares of Common Stock owned by Ventures IV, 841,092 shares of Common Stock owned by Ventures IV International, 24,178 shares of Common Stock owned personally, 15,000 shares of Common Stock owned by Helliot and 26,250 shares of Common Stock owned by APPT, which shares represent approximately 2.5%, 3.1%, 1.6%, 2.7%, 0.1%, 0.1% and 0.1% of the issued and outstanding shares of Common Stock, respectively. Mr. Cohen has sole voting and dispositive power with respect to the 24,178 shares of Common Stock owned by him and as the Chairman of the Board of Apax, a beneficiary of Helliot and a trustee of APPT, may be deemed to have shared voting and dispositive power with respect to 3,102,106 shares of Common Stock owned by Ventures III, Ventures III International, Ventures IV, Ventures IV International, Helliot and APPT.

                  Maurice Tchenio may be deemed to be the beneficial owner of 55,008 shares of Common Stock owned by APCS, 306,987 shares of Common Stock owned by CRIIA, 121,913 shares of Common Stock owned by CRIIC and 2,807 shares of Common Stock owned personally, which shares represent approximately 0.2%, 1.0%, 0.4% and 0.1% of the issued and outstanding Common Stock, respectively. Mr. Tchenio has sole voting and dispositive power with respect to the 2,807 shares of Common Stock owned by him and as the Chairman of the Board and a principal stockholder of APCS, may be deemed to have sole voting and dispositive power with respect to 55,008 shares of Common Stock owned by APCS. In addition, Mr. Tchenio is the Chairman of the Board of Apax Gestion and, as such, may be deemed to have shared voting and dispositive power with respect to 428,900 shares of Common Stock owned by CRIIA and CRIIC.

                  APAX Gestion may be deemed to be the beneficial owner of 306,987 shares of Common Stock owned by CRIIA and 121,913 shares of Common Stock owned by CRIIC, which shares represent approximately 1.0% and 0.4% of the issued and outstanding Common Stock, respectively. APAX Gestion is the manager of CRIIA and CRIIC and, as such, may be deemed to have sole voting and dispositive power with respect to 428,900 shares of Common Stock owned by CRIIA and CRIIC.

                  Alan Patricof may be deemed to be the beneficial owner of 778,498 shares of Common Stock owned by Ventures III, 954,060 shares of Common Stock owned by Ventures III International, 487,206 shares of Common Stock owned by Ventures IV, 841,092 shares of Common Stock owned by Ventures IV International, 306,987 shares of Common Stock owned by CRIIA, 121,913 shares of Common Stock owned by CRIIC, 764,994 shares of Common Stock owned by Ventures II, 197,785 shares of Common Stock owned by Excelsior Jersey and 45,878 shares of Common Stock owned personally, which shares represent approximately 2.5%, 3.1%, 1.6%, 2.7%, 1.0%, 0.4%, 2.5%, 0.6%, and 0.1%, of the issued and outstanding shares of Common Stock, respectively. Mr. Patricof has sole voting and dispositive power with respect to the 45,878 shares of Common Stock owned directly by him and as a director of Patricof, Apax, Apax Jersey and Apax Gestion, may be deemed to have shared voting and dispositive power with respect to 4,452,535 shares of Common Stock owned by Ventures III, Ventures III International, Ventures IV, Ventures IV International, CRIIA, CRIIC, Ventures II

and Excelsior Jersey.

                  Patricia Cloherty owns 30,429 shares of Common Stock directly. Ms. Cloherty has sole voting and dispositive power with respect to such shares.

                  George Jenkins owns 17,051 shares of Common Stock directly. Mr. Jenkins has sole voting and dispositive power with respect to such shares.

                  Robert Chefitz owns 13,326 shares of Common Stock directly. Ms. Chefitz has sole voting and dispositive power with respect to such shares.

                  Janet Effland owns 7,451 shares of Common Stock directly. Ms. Effland has sole voting and dispositive power with respect to such shares.

                  The percentage of beneficial ownership of the Reporting Persons is based on 31,148,963 outstanding shares of Common Stock of the Company on November 5, 1996 as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1995.

                  All transactions in the Common Stock effected by the Reporting Persons or the Covered Persons during the past 60 days are set forth on Annex A hereto. All such transactions were open market sales.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

                  There are no express contracts, arrangements or understandings among the Reporting Persons with respect to securities of the Company. However, Patricof, Apax, Apax Jersey and Apax Gestion are associated entities and consult with each other with respect to portfolio companies owned by their respective managed or advised entities and often act in common. Ronald Cohen and Arthur Hale are directors of Apax, Maurice Tchenio is a director of Apax Gestion and Alan Patricof is a director of Patricof, Apax, Apax Jersey and Apax Gestion.

Item 7. Materials to Be Filed as Exhibits.

                  None.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 13, 1997

                                                   Patricof & Co. Ventures, Inc.

                                                   By:   /s/Alan Patricof
                                                         ---------------------
                                                         Name:  Alan Patricof
                                                         Title: Chairman

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 19, 1997

                                         Apax Partners & Co. Ventures Limited

                                         By:   /s/Ronald Cohen
                                            --------------------
                                            Name:  Ronald Cohen
                                            Title: Chairman

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 19, 1997

                                         For and on behalf of
                                         Coutts & Co. (Jersey) Ltd.
                                         Administrators of Apax Venture
                                         Capital Managers (Jersey) Limited

                                         Per Pro Coutts (Jersey) Limited

                                         By:  /s/ Sean Ryan
                                            ---------------------------------
                                              Name:  Sean Ryan
                                              Title: Corporate Services Officer

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 19, 1997

                                         By:   /s/Ronald Cohen
                                            ---------------------
                                               Ronald Cohen

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 19, 1997

                                          By:   /s/Arthur Hale
                                              ---------------------
                                                Arthur Hale

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 13, 1997

                                           Apax Partners & Cie Gestion

                                           By:  /s/Maurice Tchenio
                                               --------------------
                                               Name:  Maurice Tchenio
                                               Title: Chairman

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 13, 1997

                                           By:  /s/Maurice Tchenio
                                               --------------------
                                               Maurice Tchenio

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 13, 1997

                                           By:   /s/Alan Patricof
                                               --------------------
                                               Alan Patricof

                                     ANNEX A

                                                          Avg. Price
                 Date          Person          Amount     Per Share
                 ----          ------          ------     ----------
                1/22/97     Apax Capital          500      10.625
                1/22/97        CRIIA            5,000      10.625
                1/22/97        CRIIC            2,000      10.625
                1/23/97     Apax Capital          400      10.625
                1/23/97        CRIIA            3,300      10.625
                1/23/97        CRIIC            1,300      10.625
                2/4/97      Apax Capital          700      10.50
                2/4/97         CRIIA            6,600      10.50
                2/4/97         CRIIC            2,700      10.50
                2/5/97      Apax Capital        7,979      11.125
                2/5/97         CRIIA           86,635      11.125
                2/5/97         CRIIC           35,386      11.125



                                       18